CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Notes	$2,000,000,000	$111,600.00

PROSPECTUS Dated January 23, 2009	Pricing Supplement Number: 4942 Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT Dated January 23, 2009	Dated August 4, 2009 Registration Statement: No. 333-156929

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Fixed Rate Notes)

This debt is not guaranteed under the Federal Deposit Insurance Corporations Temporary Liquidity Guarantee Program. The notes offered hereby are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Investing in these Notes involves risks. See "Risk Factors" in Item 1A of our Quarterly Report on Form 10-Q for the period ended March 31, 2009 and our Annual Report on Form 10-K for the year ended December 31, 2008 both filed with the Securities and Exchange Commission.
Issuer:	General Electric Capital Corporation
Ratings:	Aa2 (stable) / AA+ (stable)*
Trade Date:	August 4, 2009
Settlement Date (Original Issue Date):	August 7, 2009
Maturity Date:	August 7, 2019
Principal Amount:	US $2,000,000,000
Price to Public (Issue Price):	99.888%
Agents Commission:	0.425%
All-in Price:	99.463%
Net Proceeds to Issuer:	US $1,989,260,000
Treasury Benchmark:	3.125% due May 15, 2019
Treasury Yield:	3.665%
Spread to Treasury Benchmark:	Plus 2.350%
Reoffer Yield:	6.015%
Interest Rate Per Annum:	6.000%
Interest Payment Dates:	Semi-annually on the 7th day of each February and August, commencing February 7, 2010 and ending on the Maturity Date

*The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

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Filed Pursuant to Rule 424(b)(3)
Dated August 4, 2009
Registration Statement: No. 333-156929

Day Count Convention:	30/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Call Notice Period:	None
Put Dates (if any):	None
Put Notice Period:	None
CUSIP:	36962G4D3
ISIN:	US36962G4D32
Common Code:	044541432

Plan of Distribution:

The Notes are being purchased by the underwriters listed below (collectively, the "Underwriters"), as principal, at 99.888% of the aggregate principal amount less an underwriting discount equal to 0.425% of the principal amount of the Notes.

Institution Lead Managers:	Commitment

Banc of America Securities LLC	US $475,000,000
Barclays Capital Inc.	US $475,000,000
Deutsche Bank Securities Inc.	US $475,000,000
RBS Securities Inc.	US $475,000,000

Co-Managers:
Blaylock Robert Van, LLC	US $20,000,000
CastleOak Securities, L.P.	US $20,000,000
Samuel Ramirez & Co., Inc.	US $20,000,000
Utendahl Capital Group, LLC	US $20,000,000
The Williams Capital Group, L.P.	US $20,000,000

Total	US $2,000,000,000

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Deutsche Bank Securities Inc. will assume the risk of any unsold allotment of Notes that would otherwise be purchased by Utendahl Capital Group, LLC.

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Filed Pursuant to Rule 424(b)(3)
Dated August 4, 2009
Registration Statement: No. 333-156929

Additional Information

General

At the quarter ended June 30, 2009, we had outstanding indebtedness totaling $498.096 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at June 30, 2009, excluding subordinated notes and debentures payable after one year, was equal to $488.087 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,					Six Months Ended
2004	2005	2006	2007	2008	June 30, 2009
1.82	1.66	1.63	1.56	1.24	0.94

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which is considered to be representative of the interest factor of such rentals.

As set forth above, GE Capitals ratio of earnings to fixed charges declined to 0.94:1 in the first six months of 2009 due to lower pre-tax earnings which were primarily driven by higher provisions for losses on financing receivables in connection with the challenging economic environment. As of June 30, 2009, the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges was $606 million.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.